Exhibit (a) (5) (c)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
CITY OF ROSEVILLE	)
EMPLOYEES’ RETIREMENT	)
SYSTEM, on behalf of itself and all	)
others similarly situated,	)
)
Plaintiff,	)
v.	)	Civil Action No.
)
TIMOTHY M. ARMSTRONG,	)
ALBERTO IBARGÜEN, JAMES R.	)
STENGEL, FREDRIC G.	)
REYNOLDS, PATRICIA E.	)
MITCHELL, RICHARD L.	)
DALZELL, HUGH F. JOHNSTON,	)
DAWN G. LAPORE, EVE BURTON,	)
VERIZON COMMUNICATIONS	)
INC., and HANKS ACQUISITION	)
SUB, INC.,	)
)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff City of Roseville Employees’ Retirement System (“Plaintiff”), by and through its undersigned counsel, brings this stockholder class action on behalf of itself and all other similarly situated public stockholders of AOL Inc. (“AOL” or the “Company”) against Tim Armstrong, Alberto Ibargüen, James Stengel, Fredric G. Reynolds, Patricia E. Mitchell, Richard L. Dalzell, Hugh F. Johnston, Dawn Lapore, and Eve Burton ,the members of AOL’s board of directors (the “Board” or the “Individual Defendants”), for breaches of fiduciary duty, and against Verizon Communications Inc. (“Verizon”) and Hanks Acquisition Sub, Inc., for aiding and abetting the same, in connection with Verizon’s attempt to acquire AOL (the “Proposed Transaction”). Plaintiff alleges the following based upon knowledge as to itself, and upon information and belief, including the investigation of Counsel, as to all other matters.

NATURE OF THE ACTION

1. This shareholder class action arises from the proposed sale of a public corporation, AOL, in which the target management, most notably AOL’s CEO and Chairman Tim Armstrong, negotiated private benefits for themselves while failing to maximize value for the Company’s stockholders. Defendants’ actions to benefit themselves in this transaction at the expense of the interests of the Company’s stockholders constitute breaches of their fiduciary duty to reasonably seek out and obtain the highest value reasonably attainable for the Company’s shares.

2. The Proposed Transaction will pay AOL’s public stockholders $50 per share while transferring control of AOL. The Proposed Transaction comes at a time when the Company’s prospects are bright, as reflected by the fact that the mere mention of a deal involving AOL sparked interest by three unsolicited third parties.

3. At the beginning of this year, before the Proposed Transaction was announced, the Company’s stock closed at $49.26 per share, nearly the Proposed Transaction’s offering price. One week after the Proposed Transaction was announced, the Company’s stock closed at $50.25, above the amount offered in the Proposed Transaction, reflecting that the Proposed Transaction offered an insufficient price.

4. The Proposed Transaction consideration does not adequately compensate AOL’s stockholders for the significant benefits inuring to Verizon. In short, the Proposed Transaction is a strategic merger for Verizon.

5. Rather than using AOL’s future to the advantage of shareholders by negotiating a better purchase price, the Individual Defendants abused their fiduciary duties by selling out the Company’s shareholders in exchange for lucrative pay packages and continued employment.

6. As explained below, once Verizon realized it could not have its way with AOL and may lose access to its content to third party bidders, Verizon pursued a strategy of co-opting management, especially CEO and Chairman Armstrong. Specifically, aside from promising that a deal with Verizon meant continued employment for AOL’s management, Verizon agreed to give him a long-term employment contract that, in addition to lucrative salary and bonuses worth at least $4 million per year, provides Armstrong with a so-called “Founders’

Incentive Award.” This award will provide Armstrong with 1.5% of the Company’s market value at the time of the Consummation of the Proposed Transaction and will be paid out in equal installments on the 3rd and 4th anniversaries of such consummation. Using the estimated $4.4 billion value of the Proposed Transaction, this is worth a whopping $59 million to Armstrong. This is in addition to the approximately $180 million he expects to make in profit from his stock holdings and outstanding equity awards. Moreover, despite Verizon’s clear statement that any deal would require the retention of AOL’s management, the Board remained totally passive and permitted Armstrong to lead concurrent negotiations with Verizon regarding both the sale of the entire Company and his own future employment.

7. The result here is a tainted and co-opted sales process. Because of the AOL’s Board’s stunning failure to oversee negotiations for the sale of the Company, despite knowing its “lead negotiators” were dealing with their future employer, the resulting deal price is both inadequate and unreliable. These actions, and failures to act, were breaches of fiduciary duty by the Individual Defendants, aided and abetted by Verizon and its subsidiary.

PARTIES

8. Plaintiff City of Roseville Employees’ Retirement System is, and has been at all relevant times, a stockholder of AOL common stock.

9. Non-Party AOL is a leading global media technology company with a substantial worldwide audience and suite of digital brands, products, and services. AOL is headquartered at 770 Broadway, New York, New York 10003 and its common stock is traded on the New York Stock Exchange under the ticker symbol “AOL.” AOL is incorporated in Delaware.

10. Defendant Tim Armstrong (“Armstrong”) has served as the Chairman and CEO of AOL since April 2009. Following the consummation of the Proposed Transaction, Armstrong will continue to lead AOL and will receive lucrative and improper personal benefits as more fully described below.

11. Defendant Alberto Ibargüen (“Ibargüen”) has served as a director of AOL since 2011.

12. Defendant James Stengel (“Stengel”) has served as a director of AOL since the Company’s Spin-Off from Time Warner Inc. on December 9, 2009.

13. Defendant Fredric G. Reynolds (“Reynolds”) has served as a director of AOL since the Company’s Spin-Off from Time Warner Inc. on December 9, 2009.

14. Defendant Patricia E. Mitchell (“Mitchell”) has served as a director of AOL since the Company’s Spin-Off from Time Warner Inc. on December 9, 2009.

15. Defendant Richard L. Dalzell (“Dalzell”) has served as a director of AOL since the Company’s Spin-Off from Time Warner Inc. on December 9, 2009.

16. Defendant Hugh F. Johnston (“Johnston”) has served as a director of AOL since 2012.

17. Defendant Dawn Lepore (“Lepore”) has served as a director of AOL since 2012.

18. Defendant Eve Burton (“Burton”) has served as a director of AOL since 2013.

19. The Defendants referred to in ¶¶ 10-18 above are collectively referred to herein as the “Individual Defendants” or the “Board.”

20. Defendant Verizon is a holding company that, acting through its subsidiaries, is one of the world’s leading providers of communications, information, and entertainment products and services. Verizon is headquartered at 1095 Avenue of the Americas, New York, New York 10036 and its common stock is traded on the New York Stock Exchange under the ticker symbol “VZ.” Verizon is incorporated in Delaware. Following consummation of the Proposed Transaction, AOL will become a wholly-owned subsidiary of Verizon.

21. Defendant Hanks Acquisition Sub, Inc. (“Merger Sub”) is wholly owned subsidiary of Verizon formed for the purposed of consummating the Proposed Transaction. Merger Sub is incorporated in Delaware.

SUBSTANTIVE ALLEGATIONS

A.	The Proposed Transaction

i.	Background

22. AOL is a leader in the global media technology space with a substantial worldwide audience and a suite of digital brands, products, and services that the Company offers to consumers, advertisers, publishers, and subscribers. In addition, AOL’s “Brand Group” includes well-known media sites such as AOL.com, The Huffington Post and related sites, and specialized media outlets such as TechCrunch and Engadget.

ii.	AOL is A Thriving Corporation Poised for Continued Success

23. AOL’s reinvention of itself as an internet media company has resulted in tremendous financial success. On February 11, 2015, the Company issued a press release announcing its financial results for the fourth quarter and full year 2014. The press release describes how 2014 was AOL’s second consecutive year of growth in revenue and profits, generating $2.527 billion in revenue, a 9% increase over 2013. In addition, the Company reported an increase of 37% in free cash flow in 2014, generating $264 million in 2014. Moreover, the Company increased its cash provided by operating activities by 28% in 2014 to $409.7 million, compared to $318.9 million in 2013. AOL earned $1.51 per diluted share in 2014 profits, an increase of 34% over 2013. In an analyst conference call discussing the Company’s financial performance, Mr. Armstrong described AOL’s performance:

We’re now seeing our second consecutive year of growth today, growth driven by a consistent focus on our long-term strategy and the execution of that strategy. Our mission is to simplify the Internet by unleashing the world’s best builders of culture and code and we’re doing a very good job on delivering on the goal of building a world-class media technology company, while we make reality-based decisions on how to operate and chart AOL’s future pattern.

Armstong also noted the tremendous upside AOL was positioned to enjoy, noting that:

AOL is the global brand with powerful distribution in assets and by improving the AOL service and leveraging the core area assets will be able to build significant value as a company.

24. AOL’s success continued into the first quarter of 2015. On May 8, 2015, AOL issued a press release announcing its strong financial performance for the first quarter of 2015. The Company generated $625.1 million in revenue, a 7% increase over the first quarter of 2014. Moreover, the Company generated $13.4 million in free cash flow, a dramatic improvement over the $10.5 million of negative free cash flow generated in the first quarter of 2014. In addition, AOL increased its cash provided by operating activities to $55.7 million in the first quarter of 2015, a 137% improvement over the first quarter of 2014. The Company also earned $0.09 per diluted share during the first quarter. The Company’s press release quoted Mr. Armstrong explaining that: “AOL grew its consumer base strongly and saw continued strength in video, mobile and programmatic advertising, while we also updated the structure and capabilities of the company . . . . AOL continues to grow in strength and we are on a mission to scale the first Media Technology company of the internet and mobile age.”

B.	The Individual Defendants Ran a Conflicted Process That Favored Their Own Interests at the Expense of AOL Stockholders

25. The Proposed Transaction is the result of a flawed process where an uninformed and completely passive Board allowed AOL’s insiders, especially Defendant Armstrong, to secure improper personal benefits and allowed Verizon to acquire AOL at a price that was unfair to the Company’s stockholders.

i.	Verizon Initiates Partnership Discussions

26. Given AOL’s recent success and growth potential, suitors were bound to come out from the woodwork. As the Schedule 14D-9 filed with the SEC by the Defendants on May 26, 2015 (the “Board Recommendation”) explains, by June 2014, almost one year before any deal was announced, “members of Verizon’s management team contacted Tim Armstrong, [AOL’s] Chairman, President and CEO, to discuss potential collaborative opportunities between the companies.”

27. By November 2014, both AOL and Verizon had executed a confidentiality agreement and were discussing “potential ways in which they could partner to take advantage of [    ] opportunities and potentially mitigate [    ] risk….” Over a two day period in December 2014, “[t]he parties discussed several potential collaborative opportunities, including a joint venture and a commercial partnership.”

28. Notably, however, Verizon imposed a strict limit on any relationship between the companies going forward. At a December 4, 2014 meeting between and among management, Verizon made clear that it “had no interest in the acquisition of the entire Company or of a majority interest in the Company.”

ii.	Interested Third Parties Begin to Interfere with Verizon’s Plans

29. Just as Verizon was setting the limits of what sort of transaction it was willing to complete with AOL, other suitors began to emerge.

30. The Board Recommendation makes clear that on December 9, 2014, AOL management and its financial advisor, Allen & Company LLC (“Allen & Co.”), met with a third party described as “Company A” to discuss “a potential transaction involving all or part of the Company’s business.” Such a transaction, no doubt, placed Verizon’s ability to close a deal of its own with AOL at tremendous risk.

31. Moreover, between December 2014 and March 2015, two more bidders showed interest in a transaction with AOL. The Board Recommendation states that on February 26, 2015, “another third party (“Company B”) contacted representatives of the Company and expressed interest in receiving information with respect to the Company’s platforms and brands businesses.” In March 2015, a private equity firm described as “Company C” contacted AOL “to discuss an acquisition of certain of the Company’s assets.” By March 7, Company C had executed a confidentiality agreement with AOL.

32. Despite the fact that these third parties may have been able to provide more value to AOL’s stockholders, the Board Recommendation offers nothing substantive to explain what happened to the third party bidders and their interest in AOL. The Board Recommendation states that between March and April of 2015, Companies A and B simply declined to follow up on their interest in AOL.

33. The last reference to Company C in the Board Recommendation is that an unspecified consortium involving Company C “presented a proposal to the Company to acquire certain of the Company’s assets that Company C had discussed with the Company in March 2015” a week before the Merger Agreement was signed.

34. There is no discussion concerning any other interested parties working with Company C or whether AOL’s Board or management ever considered Company C’s offer. In fact, the Board Recommendation indicated that the Board never considered the offer from Company C and its undisclosed co-bidders.

35. In discussing the reasons for the Board’s recommendation in support of this deal, the Board Recommendation states that the Board “took into consideration the previous discussions between the Company and Company A and Company B with respect to potential transactions with those third parties[.]” There is no mention of Company C at all here, further suggesting the Board was completely out of the loop despite its duties to secure the highest price available to stockholders.

36. Instead of pursuing these interested third parties, the Board remained totally passive and allowed Armstrong and management to dictate the process by which the Company agreed to be sold to Verizon and to accrue personal benefits for themselves to the detriment of AOL stockholders.

iii.	Verizon Co-opts Management And The Board in order to Acquire AOL

37. The Board Recommendation makes clear that, in the beginning, Verizon had no interest in acquiring AOL in its entirety or even to acquire control. For example, throughout meetings during the month of January 2015, “Verizon reiterated that they were not interested in acquiring the Company as a whole.”

38. Verizon’s interests changed, though, once other interested parties emerged. By March 25, 2015, three months after a second bidder and one month after a third bidder emerged, “representatives of Verizon… proposed to representatives of the Company, including Mr. Armstrong, a transaction structure pursuant to which Verizon would obtain a majority ownership in the Company in exchange for certain of the assets that the parties had discussed in the context of a joint venture, plus cash, and which would leave the public stockholders of the Company with a minority interest in the Company.”

39. Verizon made it clear to management that they should support a transaction with Verizon in order to ensure continued employment in their lucrative positions. From this point forward, the Proposed Transaction was quickly negotiated.

40. Critically and inexplicably, in order to get Armstrong’s support for the Proposed Transaction, Verizon agreed to give him a long-term employment contract that, in addition to lucrative salary and bonuses worth at least $4 million per year, provides Armstrong with a so-called “Founders’ Incentive Award.”1 This award will provide Armstrong with 1.5% of the Company’s market value at the time of the Consummation of the Proposed Transaction and will be paid out in equal installments on the 3rd and 4th anniversaries of such consummation. Using the estimated $4.4 billion value of the Proposed Transaction, this is worth a whopping $59 million to Armstrong. This is in addition to the approximately $180 million he expects to make in profit from his stock holdings and outstanding equity awards. Moreover, despite Verizon’s clear statement that any deal would require the retention of AOL’s management, the Board remained totally passive and permitted Armstrong to lead concurrent negotiations regarding a sale of the entire Company and his own future employment.

[1]	The title of this award is odd considering Armstrong is not the founder of AOL.

41. With CEO Armstrong firmly on board, on April 12, 2015, the Board and management of AOL met to discuss Verizon. CEO Armstrong “explained the importance that Verizon was placing on retaining the Company’s management team . . .” Despite knowing that its management would be wooed by Verizon, rather than negotiating directly with Verizon or forming a Special Committee of independent directors to protect the interests of AOL’s stockholders, “[t]he Board authorized management to engage in further discussions with Verizon, including with respect to management retention.” At no point did the Board take any active role in negotiating the Proposed Transaction, instead relying entirely on Armstrong.

42. The Proposed Transaction also includes additional sweeteners for management as well as the Board. As described in the Form 14D-9, all vested and unvested restricted stock units (“RSUs”) and stock options will be “canceled and converted automatically into the right to receive a cash payment equal to the Offer Price plus the aggregate cash amount of any outstanding and unpaid ‘dividend equivalents’ credited in respect of such Company restricted stock unit.”

43. The impact of this provision is that it places millions of dollars into the pockets of management and the Board, cash not one of them would have been entitled to but for the provision. For management, who assisted Individual Defendant Armstrong in negotiations, automatic payment of vested and unvested options and RSUs mean payments of between $2 million and $2.6 million for each officer on top of guaranteed employment. For the Board, immediate vesting and payout of RSUs means payment of as much as $1.2 million to $1.3 million to the Individual Defendants.

44. Notably, acceleration of vesting and the immediate payment of options and RSUs is something a simple asset sale would not provide.

45. Subsequently, Armstrong conducted simultaneous negotiations concerning the Proposed Transaction and his future employment. In fact, by April 22, the parties quickly began negotiating the terms of the eventual Merger Agreement, without even bothering to discuss the price Verizon would pay AOL stockholders. Furthermore, at no point did the Board or Armstrong involve the Company’s financial advisor, Allen & Company, in discussions concerning the appropriate sale price. Allen & Company was only brought in at the very end of the process to give a perfunctory fairness opinion.

46. On May 7, 2015, only four days before the Proposed Transaction was agreed upon, Verizon informed AOL it would be submitting a “formal offer to acquire the entire Company” at a price per share “in the high 40s.”

47. The following day, May 8, two things happened: Verizon “orally presented a proposed price per share of $47.00” and AOL announced that its financial results for the first quarter of 2015 exceeded both “consensus Wall Street adjusted earnings per share expectations by approximately 6% and consensus Wall Street revenue expectations by approximately 5%.”

48. Despite the positive market reaction to these results, later the same day Verizon only improved its oral offer by $3 per share, insisting “that there was no further room for negotiation with respect to the offer price.” Despite previously indicating that it wanted an offer “in the 50s,” AOL quickly capitulated and the Board emerged from its slumber to approve the deal.

49. The formal offer letter Verizon later provided eased the pain for some, but only served to further separate the interests of AOL stockholders from its management. Specifically, after insisting that AOL stockholders would not receive one cent about $50 per share, the formal offer letter made certain to “note[    ] that Verizon expected to extend offers of employment to certain members of the Company’s existing management team.” In fact, the final execution of the Merger Agreement was held up so that Verizon and Armstrong could finalize Armstrong’s employment agreement, which was executed the same day as the Merger Agreement.

C.	The Terms of the Proposed Transaction Unfairly Favor Armstrong

50. In a press release dated May 12, 2015, the Company announced that it had entered into the Merger Agreement with Verizon pursuant to which Verizon, through Merger Sub, will acquire all of the outstanding shares of the Company for $50.00 in cash per AOL share. The Proposed Transaction is valued at approximately $4.4 billion. The Proposed Transaction will be effectuated by a tender offer under Section 251(h) of the Delaware General Corporation Law.

51. In light of the conflicted process that led to the deal’s announcement and given the history of the Company’s stock price, the inherent value of the Company’s assets, and the Company’s growth prospects, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

52. Due to the enormous personal benefits he has been promised, Armstrong has expressed full-throated support for the acquisition of AOL by Verizon, and only Verizon. Armstrong repeatedly noted that this deal came together in a “very natural way” and that the rollover of AOL’s management was made part of the deal.

53. When asked in a CNBC interview on May 12 whether he shopped the Company to anyone else, he responded: “No, I’m committed to doing a deal with Verizon and I think that as [sic] we chose each other because that’s the path we’re on. I gave the team at Verizon my word that you know, we’re in a place where this deal is going to happen and we’re excited about it.”

54. Without these benefits and the promise of continued leadership of AOL, Armstrong never would have pushed this deal through. According to a May 13, 2015 New York Times article, Armstrong has said that he aspires to be the Rupert Murdoch of the digital age. Armstrong himself is quoted as saying “[i]f you want to talk about building the next great global media platform, the deal accomplished that goal, and this is what I am here to do.”

55. Apparently, Armstrong forgot that he actually was there to maximize value for AOL’s stockholders. As a result, he led a flawed process that resulted in a transaction that allows him to continue to pursue his dreams of becoming the “next Rupert Murdoch,” but cashes out AOL stockholders at an unfair price.

D.	The Board Failed To Seek, Much Less Obtain, Maximum Value For AOL Stockholders

56. The $50 per share AOL stockholders will receive pursuant to the Merger Agreement is woefully inadequate. As recently as January 7, 2015, the Company’s stock closed at $49.26 per share, nearly the Proposed Transaction’s offering price. After the Proposed Transaction was announced, the Company’s stock quickly closed at $50.25, above the amount offered in the Proposed Transaction.

57. According to Yahoo! Finance, based on the ratings of twenty analysts, the Company has a median price target of $50.00, a mean price target of $49.05, and a high price target of $67.00 per share. The consideration offered in the Proposed Transaction offers no premium whatsoever to the median price target, and is a 34% discount off the high price target.

58. In addition, the Proposed Transaction consideration does not adequately compensate AOL’s stockholders for the significant benefits inuring to Verizon. The Proposed Transaction is a strategic merger for Verizon. Indeed, Lowell McAdam, Verizon’s chairman and CEO, was quoted in the press release announcing the Proposed Transaction, stating:

Verizon’s vision is to provide customers with a premium digital experience based on a global multiscreen network platform. This acquisition supports our strategy to provide a cross-screen connection for consumers, creators and advertisers to deliver that premium customer experience. . . . AOL has once again become a digital trailblazer, and we are excited at the prospect of charting a new course together in the digitally connected world. At Verizon, we’ve been strategically investing in emerging technology, including Verizon Digital Media Services and OTT [(video programming that is “over-the-top” of television)], that taps into the market shift to digital content and advertising. AOL’s advertising model aligns with this approach, and the advertising platform provides a key tool for us to develop future revenue streams.

(Emphasis added).

59. An article on Business Insider’s website titled “This McKinsey Presentation is the Key to Understanding the Entire Verizon-AOL Deal” explained the significance of the Proposed Transaction for Verizon. The article points to important statistics regarding the types of media viewed on the Internet and on which devices this content is viewed. Specifically, from 2010 to 2014, video grew from 30% to 40% of all online viewing. Also, from 2012 to 2014, the share of online video content viewed on mobile devices grew by 50% to 14% of all online viewing. The Proposed Transaction gives Verizon a foothold in the large amount of video content provided by AOL’s brands. As the article observed, Verizon’s AOL will represent an important link in Verizon’s chain of business: “So AOL basically gives Verizon a stake in the future: It gives its customers something to look at after it has sold them the internet access that gets them there and after its stores have sold them a phone to look at that stuff on.”

60. In an article in the Huffington Post, a media outlet owned by AOL, Armstrong even stated that “[t]his is not a deal done out of necessity. This is a deal done out of where the future is overall.” Unfortunately, AOL’s stockholders will not be able to share in that future.

61. Despite the significant synergies inherent in the transaction for Verizon, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Verizon. Verizon is seeking to acquire the Company at the most opportune time, when the Company’s stock price is lower than the Company’s inherent value, and is positioned for tremendous growth.

E.	The Board Agreed To Onerous Deal Protections That Will Dissuade Other Offers

62. In the Merger Agreement, the Board agreed to deal protection devices (collectively, the “Deal Protections”) that will preclude any rational third party from offering AOL stockholders a better deal. Therefore, not only did the Board fail to run a full and vigorous sales process on the front-end of the transaction, it ensured no competing bid would emerge on the back-end as well. This is a clear violation of its fiduciary duties to maximize value for stockholders.

i.	The No-Solicitation Provision

63. In Section 6.4 of the Merger Agreement, the Individual Defendants agreed to a restrictive No-Solicitation Provision that prevents the Board from soliciting potential inquiries from third parties that may lead to a competing offer to purchase the Company or even communicating with potential third-party suitors, except under very limited circumstances. Moreover, section 6.4(a) requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers and prohibits the Company from taking any action that would “facilitate or encourage any Competing Proposal….”

ii.	The Matching Rights

64. Aside from prohibiting AOL from soliciting further bids, the Merger Agreement makes the likelihood of another bidder providing better terms even more remote by limiting the Board’s ability to even entertain new bids to those it deems a “Superior Proposal” and requires the Board to provide prompt notice to Verizon, conferring onto Verizon matching rights. In other words, Sections 6.4(b) of the Merger Agreement grants Verizon with recurring and unlimited information and matching rights, which provide Verizon with: (i) unfettered access to confidential and non-public information about competing proposals from third parties which they can then use to formulate a matching bid; and (ii) three business days in which AOL must negotiate in good faith with Verizon (at Verizon’s discretion) and allow Verizon to propose amendments to the terms of the Merger Agreement to make a counter-offer should the Board wish to accept a superior proposal from a third party. Under the Matching Rights, Verizon only needs to match a Superior Proposal from a third party – Verizon does not need to top such an offer.

65. The Matching Rights dissuade potentially interested parties from making an offer for the Company by providing Verizon with the ability to maneuver around any competing offers and the opportunity to make repeated matching bids to counter any competing superior offers. As a result, the Merger Agreement unfairly favors Verizon over any potential third party that may provide a superior offer for AOL – and, thereby, the Company’s stockholders, including Plaintiff and the other members of the Class.

iii.	Termination Fee

66. The Board further reduced the possibility of maximizing stockholder value through a superior offer by agreeing to a significant Termination Fee. The Termination Fee is payable if the Board terminates the Merger Agreement and the Company consummates a transaction with another interested party. Thus, the Termination Fee will be payable by any potential third-party acquirer, driving up the cost of the acquisition and potentially transferring money to Verizon that could otherwise could have been paid to AOL stockholders as additional consideration.

67. If the Board terminates the Merger Agreement in order to accept a Superior Proposal offered by a third party, the Company must pay Verizon a termination fee of $150.2 million, representing 3.5% of AOL’s value.

68. The inclusion of the Termination Fee serves to deter competing parties from making bids and prevents the Board from properly exercising its fiduciary duties to maximize value for AOL’s stockholders in this transaction.

69. The Termination Fee is an unreasonable barrier to competing offers and substantially increases the likelihood that the Proposed Transaction will be consummated, leaving AOL stockholders with limited opportunity to consider any superior offer. The Termination Fee cannot be justified as reasonable or a proportionate measure to protect Verizon’s investment in the transaction process.

*         *         *

70. In sum, the Deal Protections substantially and improperly limit the Board’s ability to investigate and pursue superior proposals and alternatives, including a sale of all or part of AOL.

71. The Deal Protections make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company. In combination, the Deal Protections discussed above effectively preclude any other potential bidders from consummating an offer for the Company, and make even more egregious the Board’s utter failure to obtain the best price possible for stockholders before agreeing to the Proposed Transaction.

72. In pursuing the unlawful plan to sell the Company to a company controlled by Verizon for less than fair value and pursuant to an unfair process, the Board has breached its fiduciary duties of loyalty and good faith. By knowingly participating in the Board’s breach and inducing members of the Board to breach their fiduciary duties; namely, by promising CEO Armstrong a lucrative pay package even though the Board had charged CEO Armstrong with leading negotiations, Verizon aided and abetted those breaches of duty.

73. Simply put, the Proposed Transaction a) does not adequately value AOL’s shares; b) was approved by a passive Board that allowed itself to be kept in the dark after it abdicated responsibility for negotiations to Armstrong, who they knew to be conflicted by virtue of Verizon’s interest in keeping management, especially Armstrong; and c) contains Deal Protections that will preclude the emergence of a superior offer.

74. As a direct result of the Board’s abandonment of its duties, the Proposed Transaction will benefit the Individual Defendants, particularly Armstrong, and Verizon to the detriment of AOL’s public stockholders, including Plaintiff and the Class.

F.	The Defendants Failed to Adequately Disclose All Material Information Concerning the Proposed Transaction

75. In addition to putting their interests first and failing to secure the highest value reasonably available for AOL’s stockholders, the Individual Defendants have also failed to adequately disclose all material information concerning the Proposed Transaction in the Board Recommendation.

76. The Board Recommendation indicates that three third parties, Companies A, B and C, had shown interest in exploring a transaction with AOL. Nonetheless, the details concerning AOL’s interactions with these parties, and any potential transactions discussed, are extremely sparse. In particular, the Board Recommendation fails to disclose, amongst other things:

a.	why AOL did not undertake to follow up on its December 9, 2014 discussions with Company A until April 10, 2015;

b.	whether AOL and Company A had any discussions between December 9, 2014 and April 10, 2015;[2]

c.	details concerning any discussion with, and any potential transaction discussed with, Company A;

d.	why Company A indicated it was not prepared to proceed with a transaction;

e.	why the Company’s financial advisor, Allen & Company, was involved in the discussions with Company A, but not Verizon;

f.	the details concerning any discussion with, and any potential transaction discussed with, Company B;

g.	why there were no further discussions with Company B after mid-April and whether AOL or Company B terminated such discussions;

h.	the details concerning any discussion with, and any potential transaction discussed with, Company C;

i.	the details of Company C’s May 4, 2015 proposal to acquire certain assets of the Company;

[2]	In fact such discussions necessarily must have occurred since AOL and Company A entered into a Confidentiality Agreement on April 8, 2015.

j.	the members of the Consortium in which Company C was a part of and whether the Board authorized Company C to share confidential information and partner with other parties;

k.	whether the Board was ever informed of Company C’s proposal;

l.	the Board’s response to Company C’s proposal, if any;

m.	whether there were any further discussions with Company C following its proposal and if not, why not; and

n.	whether Companies A, B, or C ever indicated an interest in acquiring the entire Company.

77. Furthermore, the Board Recommendation fails to disclose material information concerning the process and discussions with Verizon. In particular, the Board Recommendation fails to disclose, amongst other things:

o.	the details concerning the various alternative transactions discussed between the parties since June 2014 and why such alternative transactions were not pursued;

p.	why Verizon changed its position regarding whether it was interested in acquiring the entire Company on April 8, 2015, the same day discussions ended with Company A;

q.	whether any representatives of AOL had been pushing Verizon to consider an acquisition of the Company prior to that time, and if so why;

r.	why the Board thought it was appropriate to remain totally passive and allow Armstrong to lead all discussions with Verizon and Companies A, B, and C, despite the fact that Verizon made clear early on that in any transaction, it intended to allow Armstrong to maintain his position running AOL;[3]

s.	why the Board failed to form a Special Committee of independent directors to protect the interests of AOL’s stockholders;

t.	why Allen & Company, AOL’s financial advisor, was not involved in any discussions between the parties or consulted on the financial terms of the Proposed Transaction before they were agreed to;

u.	who determined that the Company was seeking an offer “in the 50s” from Verizon and why the Company accepted a $50 per share offer; and

[3]	However, the Board Recommendation Statement does not disclose when Verizon first communicated this intent.

v.	whether the draft employment agreement letter submitted to Armstrong prior to the Board’s approval of the Merger Agreement differed in any material way from the final executed letter.

78. The Board Recommendation also fails to provide stockholders with enough information to assess the accuracy of the DCF analysis Allen & Company reported to have run, including, but not limited to, the various inputs and assumptions used when determining value.

79. Finally, the Board Recommendation attempts to obfuscate how much money each of the directors and officers, including Armstrong, will receive as a result of the Proposed Transaction. At no point in the Board Recommendation is there any information whatsoever concerning the specific financial consideration the non-employee directors can expect to receive in exchange for their shares and equity awards.

80. When it comes to Armstrong’s financial incentives, the only specific dollar amounts given are incredibly deceptive. For example, while the Board Recommendation discloses that Armstrong will receive a Founders’ Incentive Award equal to 1.5% of the market value of the Company upon consummation of the Proposed Transaction, it fails to disclose that the market value is expected to be roughly $4.4 billion and thus the award is worth approximately $59 million to Armstrong.

81. Moreover, the Board Recommendation fails to disclose how much Armstrong is expected to receive for his shares and vested equity awards. According to the Wall Street Journal, Armstrong is expected to net approximately $180 million in profit from his share holdings and equity awards. This includes a profit of approximately $120 million from his stock options. Instead of disclosing these enormous numbers, the Company has only disclosed that Armstrong will receive approximately $7.2 million from unvested equity awards.

82. The disclosures concerning Armstrong’s financial incentives, along with the other inadequate disclosures described herein, are disingenuous and deceptive and fail to provide stockholders the material information necessary to determine whether to support the Proposed Transaction.

CLASS ALLEGATIONS

83. Plaintiff brings these claims pursuant to Rule 23 of the Rules of the Court of Chancery individually and on behalf of all other holders of AOL common stock (except defendants named herein and any person, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants’ wrongful actions as more fully described herein (the “Class”).

84. This action is properly maintainable as a class action.

85. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes there are thousands of members in the Class. According to the Merger Agreement, as of May 8, 2015, 78,342,582 shares of AOL common stock were represented by the Company as outstanding. All members of the Class may be identified from records maintained by AOL or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

86. Questions of law and fact are common to the Class and predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

a.	Whether the Individual Defendants breached their fiduciary duties of due care, good faith, loyalty, and candor with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

b.	Whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

c.	Whether the Individual Defendants in bad faith and for improper motives impeded or erected barriers to discourage other strategic alternatives, including offers from interested parties for the Company or its assets;

d.	Whether Verizon and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty;

e.	Whether the Defendants have failed to disclose material information to stockholders in connection with the Proposed Transaction, or have aided and abetted therein;

f.	Whether Plaintiff and the other members of the Class will be harmed if the transaction complained of herein is consummated; and

g.	Whether Plaintiff and the other members of the Class are entitled to damages or other relief as a result of Defendants’ wrongful conduct.

87. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

88. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

89. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude maintenance as a class action.

COUNT I

Breach of Fiduciary Duty

Against the Individual Defendants

90. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

91. The Individual Defendants, as AOL directors and/or officers, owe the Class the utmost fiduciary duties of due care, good faith, loyalty, and candor. By virtue of their positions as directors and/or officers of AOL and their exercise of control over the business and corporate affairs of the Company, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence, and cause the Company to engage in the practices complained of herein. The Individual Defendants were each required to: (a) use his/her ability to control and manage AOL in a fair, just and equitable manner; and (b) act in furtherance of the best interests of AOL and its stockholders and not his or her own.

92. The Individual Defendants failed to fulfill their fiduciary duties in connection with the Proposed Transaction. By entering into the Proposed Transaction without regard to the fairness of the transaction to AOL’s stockholders, they have knowingly and recklessly and in bad faith violated their fiduciary duties of due care, good faith, and loyalty owed to AOL’s public stockholders and have acted to put their personal interests ahead of the interests of the stockholders, thereby unfairly depriving Plaintiff and other members of the Class of the true value of their investment in AOL stock.

93. Moreover, in breach of their fiduciary duties, the Individual Defendants have inadequately disclosed material information concerning the Proposed Transaction and the personal benefits they will reap.

94. Because the Individual Defendants dominate and control AOL’s business and corporate affairs and are in possession of private corporate information concerning AOL’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of AOL that makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate personal benefits to the exclusion of maximizing stockholder value.

95. As demonstrated by the allegations above, the Individual Defendants in bad faith breached their fiduciary duties because, among other reasons, they failed to:

a.	ensure a fair and rigorous negotiation process for the Proposed Transaction;

b.	fully inform themselves of the market value of AOL before entering into the Proposed Transaction;

c.	act in the best interests of the public stockholders of AOL common stock;

d.	maximize stockholder value;

e.	disclose material information regarding the Proposed Transaction; and

f.	act in accordance with their fundamental duties of due care, good faith, and loyalty.

96. Furthermore, the deal protections adopted by the Individual Defendants and contained in the Merger Agreement impose an excessive and disproportionate impediment to the Board’s ability to entertain any other potentially superior alternative offer. The Board’s agreement to the No-Solicitation Provision, Matching Rights, and Termination Fee constitutes a breach of fiduciary duty, especially in light of the Individual Defendants’ failure to obtain additional consideration in exchange for these valuable concessions.

97. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have knowingly and recklessly breached their duties of due care, good faith, and loyalty owed to the stock holders of AOL, including Plaintiff and the other members of the Class.

98. As a result of the Individual Defendants’ breaches of fiduciary duty in agreeing to the Proposed Transaction, Plaintiff and the other members of the Class have been and will be harmed.

COUNT II

Breach of Fiduciary

Duty Against Armstrong

99. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

100. Defendant Armstrong, as an officer of AOL at all times relevant to this Complaint, owed AOL and its stockholders the highest duty of loyalty.

101. Armstrong breached his fiduciary duty of loyalty by seeking out, negotiating, and approving the Proposed Transaction. Armstrong preferred his own interests to those of AOL’s stockholders by negotiating for himself continued employment and lucrative personal benefits in connection with the Proposed Transaction while failing to secure the highest price reasonably available for AOL’s stockholders. As such, Armstrong is afforded no protection pursuant to 8 Del. C. §102(b)(7).

102. As a result of Armstrong’s breaches of his duty of loyalty, Plaintiff and the Class have been and will be harmed.

COUNT III

Breach of Fiduciary Duty Against the Individual

Defendants for Failing to Disclose Material Information

103. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

104. In disclosing information concerning the Proposed Transaction and recommending that AOL stockholders tender into Verizon’s tender offer, the Individual Defendants have a duty to fully disclose all material information that could be relevant to a stockholder’s decision whether to support the Proposed Transaction.

105. The Individual Defendants dominate and control AOL’s business and corporate affairs and are in possession of private corporate information concerning AOL’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public stockholders of AOL.

106. By withholding critical and material information concerning the Proposed Transaction, as explained above, the Individual Defendants have knowingly and recklessly breached their fiduciary duties to Plaintiff and the Class.

107. As a result of the Individual Defendants’ breaches of fiduciary duty in agreeing to the Proposed Transaction, Plaintiff and the other members of the Class have been and will be harmed.

COUNT IV

Aiding and Abetting the Individual Defendants’

Breaches of Fiduciary Duty Against Verizon and Merger Sub

108. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

109. Defendants Verizon and Merger Sub are sued herein as aiders and abettors of the breaches of fiduciary duty of the Individual Defendants as each knowingly assisted the Individual Defendants in the construction of the Proposed Transaction and the related Merger Agreement. Each signed the Merger Agreement, which is the product of breaches of fiduciary duties by the Individual Defendants as alleged herein, and which unlawfully restricts the AOL Board from fully informing itself of all of the Company’s strategic alternatives in compliance with its fiduciary duties.

110. Verizon and Merger Sub induced and provided substantial assistance to the Individual Defendants in their breaches of fiduciary duties owed to AOL stockholders, including in the inadequate disclosures made to AOL stockholders. Such breaches of fiduciary duty could not and would not have occurred but for the conduct of Verizon and Merger Sub.

111. Verizon and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of their fiduciary duties owed to AOL stockholders, and thus knowingly participated in such breaches.

112. As a result of Verizon’s and Merger Sub’s conduct, Plaintiff and the other members of the Class have been and will be harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands, in Plaintiff’s favor and in favor of the Class, against Defendants as follows:

A. A declaration that this action is properly maintainable as a class action;

B. A declaration that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants;

C. A declaration that the Deal Protections constitute a breach of fiduciary duty by the Individual Defendants;

D. A declaration that Armstrong breached his fiduciary duties in connection with the personal benefits to be received by him in connection with the Proposed Transaction;

E. A declaration that the disclosures contained in the Board Recommendation Statement are deficient;

F. A declaration that Verizon and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty;

G. An award to the Class of compensatory damages, together with pre- and post-judgment interest;

H. An award to Plaintiff of the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

I. Such other and further relief as this Court may deem just and proper.

Dated: June 11, 2015

Mary S. Thomas
GRANT & EISENHOFER P.A.
Stuart M. Grant (#2526)
Mary S. Thomas (#5072)
BERNSTEIN LITOWITZ BERGER	Jonathan M. Kass (#6003)
& GROSSMANN LLP	123 Justison Street
Mark Lebovitch	Wilmington, DE 19801
Jeroen van Kwawegen	Tel: (302) 622-7000
John Vielandi	Fax: (302) 622-7100
1285 Avenue of the Americas
38th Floor
New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444

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